Midcoast Energy Partners, L.P. 1100 Louisiana Street, Suite 3300 Houston, Texas 77002-5217 www.midcoastenergy.com

January 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Thompson, Accounting Branch Chief
Jason Niethamer, Assistant Chief Accountant
Lisa Sellars, Staff Accountant
Scott Anderegg, Staff Attorney

Via EDGAR

Re:

Midcoast Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 18, 2014

File No. 001-36175

Registration Statement on Form S-3

Filed December 9, 2014

File No. 333-200810

Dear Ladies and Gentlemen:

To supplement the response submitted to the staff dated January 15, 2015 to the comment letter received from the staff on December 23, 2014, relating to the above-referenced Annual Report on Form 10-K and Registration Statement on Form S-3, Midcoast Energy Partners, L.P. (the “Partnership”) confirms and acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has questions regarding the foregoing, please contact Stephen J. Neyland at (713) 821-2167.

Very truly yours,

/s/ Stephen J. Neyland
Stephen J. Neyland
Vice President—Finance

cc: C. Gregory Harper

      Mark A. Maki

      Noor Kaissi

      Laura McMahon (Baker & Hostetler LLP)